CEMEX, S.A.B. de C.V.

Av. Ricardo Margáin Zozaya #325

Colonia Valle del Campestre

Garza García, Nuevo León

México 66265

July 9, 2012

VIA FEDERAL EXPRESS AND EDGAR

Mr. Rufus Decker

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 4631

Washington, D.C. 20549

RE:	CEMEX, S.A.B. de C.V.
Form 20-F for the year ended December 31, 2011
Filed April 30, 2012
File No. 001-14946

Ladies and Gentlemen:

On behalf of CEMEX, S.A.B. de C.V. (the “Company”), this letter provides responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Fernando A. Gonzalez, Chief Financial Officer of the Company, dated June 7, 2012 (the “Comment Letter”), in connection with the Company’s annual report on Form 20-F for the year ended December 31, 2011 (the “2011 20-F”), filed with the Commission on April 30, 2012. The Company’s initial responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.

Form 20-F for the Year Ended December 31, 2011

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

RESPONSE: The Company notes and will comply with the Staff’s comment.

Part I

Item 3—Key Information, page 1

2.	You present pro forma debt amounts as of December 31, 2011. If you continue to present pro forma amounts, please clearly show how you are arriving at these pro forma amounts as well as ensure that you are following all of the requirements of Article 11 of Regulation S-X.

RESPONSE: The Company notes for the Staff that, in addition to including references to the Company’s indebtedness as of December 31, 2011 in the 2011 20-F, the Company has also included references to such indebtedness adjusted to give effect to important transactions completed between December 31, 2011 and the filing date of the 2011 20-F. The Company notes the Staff’s comment and, in future filings, will replace the references to “after giving pro forma effect” with “as adjusted to give effect.” In addition, the Company will include in future filings a comprehensive reconciliation between the indebtedness amounts in its financial statements and the indebtedness amounts adjusted to reflect important transactions completed between the end of the relevant fiscal year and the filing date of the relevant annual report on Form-20F, as presented below in connection with the Company’s 2011 financial statements:

For the convenience of the reader considering the impact of our recent financing transactions on our liquidity and financing obligations, we present amounts of debt and other financial obligations on an as adjusted basis to give effect to important financing transactions completed between December 31, 2011 and the date of this annual report on Form 20-F. As of December 31, 2011, our total debt plus other financial obligations, on an as adjusted basis to give effect to the 2012 Exchange Offers and the 2012 CB Repayments, was Ps249,842 million (U.S.$17,897 million), not including approximately Ps6,785 million (U.S.$486 million) of notes issued in connection with the perpetual debentures, but including our debt subject to the Financing Agreement, which was approximately Ps100,442 million (U.S.$7,195 million). Of such total debt plus other financial obligations amount, approximately Ps8,278 million (U.S.$593 million) is maturing during 2012; Ps8,138 million (U.S.$583 million) is maturing during 2013; Ps103,357 million (U.S.$7,404 million) is maturing during 2014 (including the last principal payment under the Financing Agreement of approximately U.S.$6,707 million due on February 14, 2014); Ps22,201 million (U.S.$1,590 million) is maturing during 2015; Ps35,803 million (U.S.$2,565 million) is maturing during 2016; and Ps72,065 million (U.S.$5,162 million) is maturing after 2016.

The table below shows a reconciliation between the debt and other financial obligations included in our consolidated financial statements as of December 31, 2011, and the “as adjusted” amounts giving effect to the transactions completed between December 31, 2011 and the filing of the 2011 20-F:

		As of December 31, 2011,
(Amounts in millions)		Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Debt and other financial obligations as of December 31, 2011 …	Ps	12,384	120,001	58,005	58,982	249,372
Debt and other financial obligations as of December 31, 2011 …	U.S.$	887	8,596	4,155	4,225	17,863
2012 Exchange Offers
CX España U.S.$703.9 million 9.875% due 2019					704	704
CX España €179.2 million 9.875% due 2019					233	233
CX Finance Europe €900 million 4.75% due 2014			(609)			(609)
2012 CB Payments
CBs …………………………………………………………...…		(294)				(294)
Debt and other financial obligations on an “as adjusted” basis …	U.S.$	593	7,987	4,155	5,162	17,897
Debt and other financial obligations on an “as adjusted” basis …	Ps	8,278	111,499	58,004	72,062	249,842

Selected Consolidated Financial Information, page 21

3.	Please present selected financial data for the five most recent financial years. Refer to Item 3.A. of Form 20-F. Refer also to General Instruction G(c) of Form 20-F.

RESPONSE: The Company respectfully notes for the Staff that for purposes of its 2011 20-F, as a first-time adopter of International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), the Company followed the guidance set forth in SEC’s International Series Release No. 1285, File No. S7-15-04, which established that first-time adopters will be required to provide selected historical financial data based on IFRS for only the two most recent financial years. The Company notes for the Staff that such release states that a foreign private issuer may still rely on the Instruction to Item 3.A in years subsequent to becoming a first-time adopter, thereby allowing it to build up to a five-year history of selected financial data based on IFRS; as a result, the Company believes that a full five years of IFRS selected financial data will not be required in the years immediately following an issuer’s first-time adoption of IFRS.

Critical Accounting Policies

Impairment of Long-Lived Assets, page 94

4.	Given that property, machinery and equipment, net represents approximately 43% of your total assets as of December 31, 2011, please provide readers with better insight into your considerations of impairment. In this regard, to the extent that there was an indication of impairment during each of the periods presented, please explain to investors what the indicators were for each period presented that suggested your assets may be impaired and led you to estimate the recoverable amounts of your assets. To the extent that the recoverable amount did not materially exceed the carrying amount of the assets, please provide additional disclosures regarding these assets, including the carrying and recoverable amount of the assets. Please also provide investors with a detailed discussion of the variability associated with the material assumptions used to estimate the corresponding recoverable amount along with the factors that could result in the recoverable amount falling below the carrying amount.

RESPONSE: The Company notes and will comply with the Staff’s comment in future filings, by expanding within the Critical Accounting Policies section in its annual report on Form 20-F, its description of the facts and circumstances that led to certain impairment charges of property, machinery and equipment during the reported periods, as shown in the paragraph below using as an example the impairment charges that occurred during 2011 and 2010 for illustrative purposes:

CEMEX has significant balances of property, machinery and equipment. As of December 31, 2011 and 2010, the consolidated balances of property, machinery and equipment, net, represented approximately 43.1% and 43.8%, respectively, of CEMEX’s total consolidated assets. Property, machinery and equipment are tested for impairment upon the occurrence of factors such as the occurrence of a significant adverse event, changes in CEMEX’s operating environment, changes in projected use or in technology, as well as expectations of lower operating results for each cash generating unit, in order to determine whether their carrying amounts may not be recovered, in which case an impairment loss, is recorded in the income statements for the period when such determination is made within “Other expenses, net.” The impairment loss of an asset results from the excess of the asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value of the asset, less costs to sell such asset, and the asset’s value in use, the latter represented by the net present value of estimated cash flows related to the use and eventual disposal of the asset. Significant judgment by management is required to appropriately assess the fair values and values in use of these assets. The main assumptions utilized to develop these estimates are a discount rate that reflects the risk of the cash flows associated with the assets evaluated and the estimations of generation of future income. Those assumptions are evaluated for reasonableness by comparing such discount rates to market information available and by comparing to third-party expectations of industry growth such as governmental agencies or industry chambers of commerce.

As a result of impairment tests conducted on several cash generating units considering certain triggering events, mainly: a) the closing and/or reduction of operations of cement and ready-mix plants resulting from adjusting CEMEX’s supply to current demand conditions; and b) the transferring of installed capacity to more efficient plants, for the years ended December 31, 2011 and 2010, CEMEX adjusted the related fixed assets to their estimated value in use, in those circumstances in which the assets would continue in operation based on estimated cash flows during the remaining useful lives, or to their realizable value, in case of permanent shut down, and recognized impairment losses in the following countries and for the following amounts:

(Millions of Mexican pesos)		2011	2010
Ireland………………………………………………………………………………………………….	Ps	790	91
Mexico…………………………………………………………………………………………………		101	138
United Kingdom…………………………………………………………………………………….…		84	–
Latvia…………………………………………………………………………………………………..		68	–
Colombia……………………………………………………………………………………….……...		46	–
Poland……………………………………………………………………………………….………....		29	76
Germany……………………………………………………………………………………….……....		21	103
Thailand……………………………………………………………………………………….………		15	136
United States……………………………………………………………………………………….....		11	500
Other countries………………………………………………………………………………………..		84	117
	Ps	1,249	1,161

Management’s Discussion and Analysis

Results of Operations, page 98

5.	Please quantify the impact of each factor when multiple factors contribute to material fluctuations. This should include the extent to which fluctuations in your sales are attributable to changes in prices, changes in the volume of products sold, acquisitions and the introduction of new products. Refer to Items 303(a)(3)(iii) of Regulation S-K and Financial Reporting Codification 501.04. For example, in your discussion of sales for Germany on page 104, net sales increased by approximately 12% in 2011 compared to 2010. This appears to be due to increases in domestic cement and ready-mix concrete sales volumes partially offset by the decrease in domestic cement average sales prices. Please separately quantify each of these factors. Please also ensure you similarly quantify each factor in your discussion of expenses.

RESPONSE: The Company notes and will comply with the Staff’s comment in future filings, by quantifying the most significant factors that contribute to material fluctuations of revenues and expenses to the extent that such disclosure would not position the Company in a disadvantageous competitive situation in respect to its competitors. The Company respectfully notes for the Staff that the Company has already included quantitative information regarding percent variations in volumes and prices during the reported periods on pages 100 through 102 of the 2011 20-F.

6.	Income tax expense increased from approximately Ps2 billion in 2010 to Ps12.2 billion in 2011, which appears to mainly be due to income tax expense recognized during the period associated with changes in the expected outcome in several uncertain tax positions. Given the significance of this increase in expense, please expand your disclosures to discuss the significant tax positions which changed during the current period as well as the factors which led to the change during the current period.

RESPONSE: The Company notes for the Staff that the factors and elements driving changes in current and deferred income taxes are complex in nature, often requiring very technical explanations. In these cases, the Company has elected to include a cross reference either to the notes to the financial statements or to another section in the document. In addition, the Company notes for the Staff that, as disclosed in note 18D: “Uncertain tax positions and significant tax proceedings,” as of December 31, 2011, the Company was in a critical phase of its negotiations with the tax authorities in connection with certain tax positions. As a result, considering the guidance of paragraph 92 in IAS 37, the Company described the general nature of the dispute, together with the fact that, and reason why, the amounts were not disclosed.

Nonetheless, the Company notes and will comply with the Staff’s comment in future filings, by expanding its disclosures to discuss in more detail changes in income taxes during the current period, as shown in the paragraph below using as example the changes in consolidated income tax expense occurred during 2011. For the Staff’s ease of reference, the proposed new disclosure is underlined:

    Income Taxes. Our income tax effect in the statement of operations, which is primarily comprised of current income taxes plus deferred income taxes, increased from an expense of approximately Ps2 billion in 2010 to an expense of Ps12.2 billion in 2011. This increase is mainly attributable to our current income tax expense, which increased from an expense of approximately Ps4.7 billion in 2010 to an expense of approximately Ps14.3 billion in 2011. This increase in the income tax expense was mainly a result of effects associated with CEMEX’s uncertain tax positions as follows: a) an income tax revenue related to the expiration of the statute of limitations of certain tax positions for approximately Ps4.2 billion in 2010 as compared to approximately Ps120 million in 2011; b) the income tax expense recognized during the period associated to changes in the expected outcome in several of our uncertain tax positions, mainly in connection with uncertain tax positions in Mexico, which led to a net increase in our unrecognized tax benefits provision for approximately Ps3.5 billion in 2011 as compared to a net expense of approximately Ps2.2 billion in 2010; and c) interest and penalties related to the items above.

    Our deferred tax benefit decreased from a revenue of approximately Ps2.6 billion in 2010 to a revenue of approximately Ps2.1 billion in 2011. The decrease in our deferred tax benefit was primarily attributable to the increase in valuation allowances relating to tax loss carryforwards in certain countries. See notes 18 and 18D to our consolidated financial statements included elsewhere in this annual report. For each of the years ended December 31, 2010 and 2011, our approximate statutory income tax rate was 30%.

    Our effective tax rate in 2010 resulted in a negative tax rate of 18.2% (i.e., income tax expense), considering a loss before income tax of approximately Ps11.4 billion, while our effective tax rate in 2011 resulted in a negative tax rate of 97.2% (i.e., income tax expense), considering a loss before income tax of approximately Ps12.6 billion. See “Item 3—Key Information—Risk Factors—The Mexican tax consolidation regime may have an adverse effect on cash flow, financial condition and net income.”

Liquidity and Capital Resources

Sources and Uses of Cash, page 114

7.	Please clearly disclose the amounts available to borrow under your financing agreements. Refer to Item 303(a)(1) of Regulation S-K.

RESPONSE: The Company notes and will comply with the Staff’s comment in future filings, by disclosing within the section of Sources and Uses of Cash, the amount available for CEMEX to borrow under its financing agreements (lines of credit), as shown in the table below which would be included at the end of this section before Capital Expenditures:

As of December 31, 2011, CEMEX had the following lines of credit, the majority of which are subject to the banks’ availability, at annual interest rates ranging between 1.1% and 16.3%, depending on the negotiated currency:

(Millions of Mexican pesos)		Lines of credit	Available
Other lines of credit in foreign subsidiaries……………………………………………………………..	Ps	7,960	5,299
Other lines of credit from banks…………………………………………………………………………		209	120
	Ps	8,169	5,419

Contractual Obligations, page 128

8.	Please revise your table of contractual cash obligations to include purchase commitments, including those discussed on page 127. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

RESPONSE: The Company notes for the Staff that it has excluded from the table of contractual obligations any cash flow commitments for the purchase of direct inputs in the production process of its products, considering that since the purchases are fully linked to a transformation process, and the cash inflows associated to the sale of the resulting products are not considered in the table, the Company believes that inclusion of such cash flow commitments could result in a misleading presentation of the real liquidity exposure of the Company.

Nonetheless, the Company notes and will comply with the Staff’s comment in future filings, by including additional line items to present estimated contractual cash obligations through its other commercial commitments. Considering that the Company’s information regarding its energy and fuel agreements is considered highly sensitive, the Company proposes to include its aggregate cash flow commitments from these contracts in a single line, as presented in the table below:

As of December 31, 2011, CEMEX had the following significant contractual obligations:

(U.S. dollars millions)		2011
Obligations		Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Long-term debt....................................................................................	U.S.$	325	8,499	2,500	3,600	14,924
Capital lease obligations 1...................................................................		47	85	12	38	182
Convertible notes 2…………………………………………………..		9	24	1,469	600	2,102
Total debt and other financial obligations 3………………………		381	8,608	3,981	4,238	17,208
Operating leases 4……………………………………………………		166	219	97	83	565
Interest payments on debt 5………………………………………….		984	1,764	931	432	4,111
Pension plans and other benefits 6…………………………………..		150	300	306	1,089	1,845
Purchases of raw materials 7………………………………………..		143	32	-	9	184
Purchases of fuel and energy 8………………………………………		198	411	428	2,757	3,794
Total contractual obligations………………………………….	U.S.$	2,022	11,334	5,743	8,608	27,707
	Ps	28,233	158,221	80,170	120,167	386,791

1

The amounts of payments under capital leases have been determined on the basis of nominal cash flows. As of December 31, 2011, the net present value of future payments under such leases is approximately U.S.$143 million (Ps1,999 million), of which, approximately U.S.$44 million (Ps613 million) refers to cash flows from 1 to 3 years, and approximately U.S.$73 million (Ps1,023 million) refer to cash flows from 3 to 5 years.

2	Refers to the convertible notes described in note 15B to the Company’s financial statements and assumes repayment at maturity and no conversion of the notes.

3

The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX has replaced its long-term obligations for others of a similar nature.

4

The amounts for operating leases have been determined on the basis of nominal cash flows. CEMEX has operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain operating expenses. Rental expense was U.S.$256 million (Ps3,195 million) in 2011 and U.S.$199 million (Ps2,521 million) in 2010.

5	For the determination of the future estimated interest payments on floating rate denominated debt, CEMEX used the floating interest rates in effect as of December 31, 2011 and 2010.

6

Represents estimated annual payments under these benefits for the next 10 years (note 17 to the Company’s financial statements). Future payments include the estimate of new retirees during such future years.

7      Future payments for the purchase of raw materials are presented on the basis of contractual nominal cash flows.

8      Future nominal payments of energy have been estimated for all contractual commitments on the basis of an aggregate average expected consumption of approximately 3,171.8 GWh per year using the future prices of energy established in the contracts for each period. Future payments also include the Company’s commitments for the purchase of fuel.

Financial Statements

Consolidated Statements of Operations, page F-4

9.

Based on the nature of the expenses included in your other expenses, net line item as described on page F-32, please tell us how you determined it was appropriate to exclude these costs from your determination of operating income. Refer to Basis for Conclusions paragraph 56 of IAS 1.

RESPONSE: The Company notes for the Staff that, as indicated by paragraph 103 of IAS 1, when applying the “function of expense” or “cost of sales” method, which require arbitrary allocations and involve considerable judgment, as a minimum, an entity discloses its cost of sales under this method separately from other expenses, such as administrative or distribution expenses. In addition, paragraphs 85 and 86 of IAS 1, suggest that entities shall present additional line items, headings and subtotals in the statement when such presentation is relevant in order to assist users in understanding the financial performance achieved and in making projections of future financial performance, considering factors such as materiality and the nature and function of the items of income and expense. Furthermore, paragraph 101 of IAS 1 indicates that expenses are subclassified to highlight components of financial performance that may differ in terms of frequency, potential for gain and loss and predictability. Considering the factors mentioned above, industry practice, and the fact that there is no specific guidance under IAS 1 that defines: a) the inclusion and presentation of “Operating Income,” and/or b) the name and/or number of line items, headings and subtotals after meeting the minimum requirements, the Company has deemed convenient for the users of its financial statements to better understand its operating performance, the presentation of two subtotals referring to operating income, the first before and the second after “Other expenses, net.”

The first subtotal is easily reconcilable with the Company’s key performance indicator that is Operating EBITDA, defined by the Company as operating income plus depreciation and amortization. Operating EBITDA, represents a relevant measure for CEMEX’s management (note 3 to the Company’s financial statements) as an indicator of top management’s performance and the Company’s ability to internally fund capital expenditures, as well as a widely accepted financial indicator by the Company’s stakeholders to measure CEMEX’s ability to service or incur debt (note 15 to the Company’s financial statements) and a key element in the Company’s financial covenants calculations as defined in its financial agreements. The Company believes that including both subtotals provides additional information to users of its statements of operations resulting in a fair presentation of its operating performance.

The Company notes that its line item “Other expenses, net” in the Company’s statements of operations consists primarily of revenues and expenses not directly related to CEMEX’s main activity, or which are of an unusual and/or non-recurring nature, including mainly goodwill impairment charges, results on disposal of assets and restructuring costs, among others. These items have been consistently presented as such in all comparative periods and they have been disclosed in the notes to the Company’s financial statements.

Note 2. Significant Accounting Policies

E) Cash and Investments, page F-13

10.	When contracts contain provisions for net settlement, the restricted amounts of cash and investments are offset against the liabilities. Please tell us the amounts of assets and liabilities that have been offset as of December 31, 2011, December 31, 2010 and January 1, 2010. Please confirm that you also have the intention to settle these amounts on a net basis. Refer to paragraph 42 of IAS 32.

RESPONSE: The Company hereby confirms that it has the right, ability and intention to settle the offset amounts on a net basis. The information regarding these assets is included in note 7 to the Company’s financial statements below the table of Cash and Investments, and reads as follows:

Based on net settlement agreements, as of December 31, 2011 and 2010 and January 1, 2010, the balance of cash and investments excludes deposits in margin accounts that guarantee several obligations of CEMEX for approximately Ps4,010 million, Ps2,918 million and Ps3,962 million, respectively, which are offset against the corresponding CEMEX’s obligations with the counterparties.

Moreover, in note 15D to the Company’s financial statements, “Derivative Financial Instruments”, in the second paragraph below the table related to the breakdown of notional amounts and fair value by type of instrument, out of the amounts described above in note 7 to the Company’s financial statements, the Company discloses the amounts of restricted deposits that are offset against corresponding obligations that relate specifically to derivative financial instruments, as described below:

As of December 31, 2011 and 2010 and January 1, 2010, pursuant to net balance settlement agreements, cash deposits in margin accounts that guaranteed obligations through derivative financial instruments were offset with the fair value of the derivative instruments for approximately U.S.$234 million (Ps3,266 million), U.S.$160 million (Ps1,978 million) and U.S.$195 million (Ps2,553 million), respectively.

Accordingly, the difference between both amounts in each period for approximately Ps744 million as of December 31, 2011, Ps940 million as of December 31, 2010 and Ps1,409 million as of January 1, 2010, related to non-derivative obligations.

L) Financial Liabilities and Derivative Financial Instruments

Put Options Granted for the Purchase of Non Controlling Interests and Associates, page F-18

11.	In respect of a put option granted for the purchase of a non-controlling interest in a subsidiary, to the extent the put option is exercisable at the measurement date, you recognize a liability for the net present value of the obligation against the controlling interest within stockholders’ equity. Please clarify whether you are recording the net present value as a liability or as contra-equity as well as how you are recording changes in the present value. Please tell us what accounting guidance you used to determine the appropriate accounting.

RESPONSE: The Company hereby confirms to the Staff that the Company recognized a liability for the estimated net present value of the redemption amount against controlling interest within stockholders’ equity. For the accounting of this put option, the Company followed the accounting guidance provided by IAS 32 paragraph 23 (the liability side) in conjunction with paragraph 30 of IAS 27 (the equity side). From paragraph 23 of IAS 32, the Company determined that an entity’s contractual obligation to purchase its own equity instruments gives rise to a financial liability for the present value of the redemption amount even if the obligation to purchase is conditional on the counterparty exercising a right to redeem (i.e., a written put option that gives the counterparty the right to sell an entity’s own equity instruments to the entity for a fixed price). From paragraph 30 of IAS 27, the Company interpreted that changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions (i.e., transactions with owners in their capacity as such).

As of January 1, 2010 and December 31, 2010, the Company’s only written put option for the purchase of a non-controlling interest in a consolidated subsidiary related to its put option agreement with Ready Mix USA, for the acquisition of its interests in both, CEMEX Southeast, LLC (controlled and consolidated by the Company). The Company considered the amounts immaterial and, therefore decided not to include additional disclosures in note 16 to the Company’s 2011 financial statements. During 2010, the change in the liability was not material.

Q) Revenue Recognition, page F-22

12.	Please provide the disclosures required by paragraphs 39, 40, and 42 of IAS 11 regarding your construction contracts. Please also separately disclose the amount of each significant category of revenue recorded during each period presented, including revenues from the rendering of services. Refer to paragraph 35 of IAS 18.

RESPONSE: The Company notes for the Staff that the Company’s revenue and related costs derived from its construction contracts were not significant for the years ended December 31, 2011 and 2010; therefore, the Company did not include specific disclosures related to the Company’s revenue and related costs derived from its construction contracts in its 2011 20-F. Nonetheless, the Company notes the Staff’s comment and will include in its future filings additional disclosures in connection with IAS 11 and paragraph 35 of IAS 18.

In connection with the disclosure requirements of paragraph 39 (b) of IAS 11 regarding the method used to determine the contract revenue recognized in the period, the Company believes that its current accounting policy already address such requirements. In respect to the disclosure requirements of paragraph 39 (c) of IAS 11 pertaining to the method used to determine the stage of completion of contracts in progress, the Company proposes to complement its current accounting policy, as follows:

Q) REVENUE RECOGNITION

CEMEX’s consolidated net sales represent the value, before tax on sales, of revenues originated by products and services sold by consolidated subsidiaries as a result of their ordinary activities, after the elimination of transactions between related parties, and are quantified at the fair value of the consideration received or receivable, decreased by any trade discounts or volume rebates granted to customers.

Revenue from the sale of goods and services is recognized when goods are delivered or services are rendered to customers, there is no condition or uncertainty implying a reversal thereof, and they have assumed the risk of loss. Revenue from trading activities, in which CEMEX acquires finished goods from a third party and subsequently sells the goods to another third-party, are recognized on a gross basis, considering that CEMEX assumes the total risk of property on the goods purchased, not acting as agent or broker.

Revenue and costs associated with construction contracts are recognized in the period in which the work is performed by reference to the percentage or stage of completion of the contract activity at the end of the period, considering that the following have been defined: a) each party’s enforceable rights regarding the asset to be constructed; b) the consideration to be exchanged; c) the manner and terms of settlement; d) whether actual costs incurred and contract costs required to complete the asset are effectively controlled; and e) whether it is probable that the economic benefits associated with the contract will flow to the entity.

The percentage of completion of construction contracts in CEMEX represents the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs or the surveys of work or completion of a physical proportion of the contract work, whichever better reflects the percentage of completion under the specific circumstances. Progress payments and advances received from customers do not reflect the work performed and are recognized as a short or long term advanced payments, as appropriate.

In connection with the disclosure requirements of paragraph 35 of IAS 18 and IAS 11, complementary to the information regarding net sales included in current note 3 of the Company’s financial statements regarding operations by geographic segments and products, the Company proposes to include a new note, before segment information, as follows:

3)	REVENUES AND CONSTRUCTION CONTRACTS

For the years ended December 31, 2011 and 2010, net sales, after intra-segment sales and eliminations resulting from consolidation were as follows:

(Millions of Mexican pesos)		2011	2010
From the sale of goods associated to CEMEX’s main activities 1………………………	Ps	182,835	171,116
From the sale of services 2………………………………………………………………		2,531	2,182
From the sale of other goods and services 3………………………………………….…		4,521	4,343
	Ps	189,887	177,641

1	Includes revenues generated under construction contracts as presented in the table below.

2	Refers mainly to revenues from Neoris N.V., a subsidiary involved in the sale of information technology solutions.

3	Refers mainly to revenues from minor or corporate subsidiaries operating in different lines of business.

As of December 31, 2011 and 2010, revenues and costs related to construction contracts in progress were as follows:

(Millions of Mexican pesos)		Recognized to date	2011	2010
Revenue from construction contracts included in consolidated net sales 1…………………………………………………………..	Ps	7,176	1,027	2,548
Costs incurred in construction contracts included in consolidated cost of sales 2………………………………………………..…		(5,733)	(895)	(1,976)
Construction contracts operating profit (loss)……………...	Ps	1,443	132	572

1	Revenues from construction contracts during 2011 and 2010, determined under the stage of completion method, were mainly obtained in Mexico.

2	Refers to actual costs incurred during the periods. The oldest contract in progress as of December 31, 2011 started in 2009.

As of December 31, 2011 and 2010, progress billings to customers of construction contracts and/or advances received by CEMEX from these customers were not significant.

Note 3. Selected Financial Information by Geographic Operating Segment, page F-26

13.	Please clearly disclose what your operating segments are pursuant to paragraphs 5 through 10 of IFRS 8 as well as whether operating segments have been aggregated pursuant to paragraph 12 of IFRS 8 for purposes of arriving at your reportable segments. Please clarify whether each country or region is an operating segment. Refer to paragraph 22 of IFRS 8.

RESPONSE: The Company’s operating segments were defined according to paragraphs 5 through 10 of IFRS 8 based on the information internally reviewed by the Company’s Chief Executive Officer. Each major geographic region of the Company (Mexico, United States, Northern Europe, Mediterranean, South America and the Caribbean, and Asia) represents the level used by the Company to allocate resources and assess performance. Such major geographic regions comprise the Company’s operating segments. The Company has also six Chief Operating Officers, one for each major geographic region, and these officers allocate resources and assess performance at the level of the countries comprising its respective geographic region. Accordingly, for each major geographic region that does not constitute a single country in itself, such as Northern Europe, Mediterranean, South America and the Caribbean, and Asia, based on paragraph 13 of IFRS 8, the Company considers also reportable operating segments, the main countries within each of these regions. In respect to the countries that are reported on an aggregated basis within each major geographic region, the Company considers that they meet the requirements of paragraph 12 of IFRS 8 and none of those exceed individually or in group the materiality thresholds of paragraph 13.

Considering the Staff’s comments, the Company proposes certain amendments to its current disclosure in note 3 to the Company’s financial statements, that precedes the tables in order to better explain the basis for the determination of the Company’s operating segments under IFRS, as follows:

CEMEX applies IFRS 8, Operating Segments (“IFRS 8”), for the disclosure of its operating segments, which are defined as the components of an entity that engage in business activities from which they may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available.

CEMEX’s main activities are oriented to the construction industry through the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and other construction materials. CEMEX operates geographically on a regional basis. Beginning in April 2011, CEMEX’s operations were reorganized into six geographical regions, each under the supervision of a regional president: 1) Mexico, 2) United States, 3) Northern Europe, 4) Mediterranean, 5) South America and the Caribbean, and 6) Asia. Each regional president supervises and is responsible for all the business activities in the countries comprising the region. These activities refer to the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and other construction materials, the allocation of resources and the review of their performance and operating results. The country manager, who is one level below the regional president in the organizational structure, reports the performance and operating results of its country to the regional president, including all the operating sectors. CEMEX’s top management internally evaluates the results and performance of each country and region for decision-making purposes and allocation of resources, following a vertical integration approach considering: a) that the operating components that comprise the reported segment have similar economic characteristics; b) that the reported segments are used by CEMEX to organize and evaluate its activities in its internal information system; c) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; d) the vertical integration in the value chain of the products comprising each component; e) the type of clients, which are substantially similar in all components; f) the operative integration among components; and g) that the compensation system of a specific country is based on the consolidated results of the geographic segment and not on the particular results of the components. According to this approach, in CEMEX’s daily operations, management allocates economic resources and evaluates operating results on a country basis rather than on an operating component basis.

Based on IFRS 8 and considering the financial information that is regularly reviewed by CEMEX’s top management, each of the six geographic regions in which CEMEX operates and the countries that comprise such regions represent reportable operating segments. Considering similar economic characteristics and the fact that do not exceed materiality thresholds included in IFRS 8, certain countries within a geographic region have been aggregated and presented as a single reportable segment.

Selected financial information by operating segment for 2010 has been reclassified as applicable in order to be comparable to the new organization implemented beginning in April 2011. The major changes as compared to the previous organization are the creation of the “Mediterranean” region with Spain and Croatia, formerly part of the extinguished “Europe” region, and Egypt and Israel, formerly part of the extinguished “Africa and Middle East” region, among others.

The main indicator used by CEMEX’s management to evaluate the performance of each country is “Operating EBITDA”, representing operating income plus depreciation and amortization, considering that such amount represents a relevant measure for CEMEX’s management as an indicator of CEMEX’s ability to internally fund capital expenditures, as well as a widely accepted financial indicator to measure CEMEX’s ability to service or incur debt (note 15 to the Company’s financial statements). Operating EBITDA should not be considered as an indicator of CEMEX’s financial performance, as alternative to cash flow, as a measure of liquidity or as being comparable to other similarly titled measures of other companies. This indicator, which is presented in the selected financial information by geographic operating segment, is consistent with the information used by CEMEX’s management for decision-making purposes. The accounting policies applied to determine the financial information by geographic operating segment are consistent with those described in note 2 to the Company’s financial statements. CEMEX recognizes sales and other transactions between related parties based on market values.

Note 7. Cash and Investments, page F-33

14.	Fixed-income securities and other cash equivalents include amounts for the Mexican promissory notes reserve as well as restricted deposits for insurance contracts. Please disclose the period for which these amounts are restricted. Please also tell us what consideration you gave to paragraph 66 of IAS 1 in determining the appropriate classification of these amounts.

RESPONSE: The Company notes for the Staff that the restricted deposits associated with certain insurance contracts for approximately Ps425 million in 2011 and Ps185 million in 2010, had a restriction of less than three-months at the reporting date. In respect of the amounts designated by the Company as part of the promissory notes reserve for approximately Ps4,103 million in 2011 and Ps195 million in 2010, the Company established such reserve amounts voluntarily to pay debt according to the requirements contained in its financing agreement. The funds, which also complied with the three-month rule, (i.e., the Company used the cash within the three months following its deposit in the reserve account to settle promissory notes, were deposited in accounts freely accessible to CEMEX and were consequently recognized within cash and investments.

Note 14. Goodwill and Intangible Assets

14A) Main Acquisitions and Divestitures During the Reported Periods

Acquisition of Ready Mix USA, LLC, page F-42

15.	On September 30, 2010, Ready Mix USA exercised its put option to sell its interests to you in joint venture interests in CEMEX Southeast, LLC and Ready Mix USA, LLC. The purchase price was determined on March 31, 2011 and could have been paid at your election until September 30, 2011. You began consolidating Ready Mix USA, LLC on March 31, 2011. Please help us better understand how you determined the appropriate date to consolidate Ready Mix USA, LLC based on paragraphs 12 through 17 of IAS 27. Please also clarify when you began consolidating CEMEX Southeast, LLC. Please also expand your disclosures regarding this business combination pursuant to paragraphs 59, 61, B64 through B66, and B67 of IFRS 3.

RESPONSE: The Company notes for the Staff that, considering the formulas established in the relevant joint venture agreements, upon exercise of the put option by Ready Mix USA on September 30, 2010, the parties entered into a process for the determination of the purchase price, which was finally agreed on March 31, 2011. Accordingly, the Company could have paid the purchase price and assumed control any time between March 31, 2011 and September 30, 2011. The Company paid the purchase price on August 11, 2011 and assumed control effective August 1, 2011. Nonetheless, for purposes of the accounting under IFRS, based on paragraph 14 of IAS 27, in its assessment of control, the Company determined the existence of potential voting rights starting on March 31, 2011. In addition, according to paragraph 15 of IAS 27, management’s intention and/or the financial ability to exercise or convert such rights should not be considered when evaluating potential voting rights. Accordingly, the Company determined that under IFRS the Company assumed control on March 31, 2011.

The Company hereby confirms to the Staff that the assets, liabilities and results of operations of CEMEX Southeast, LLC were consolidated by the Company before the beginning of the joint venture agreements in 2005. The Company contributed assets to CEMEX Southeast, LLC that were already included in the Company’s consolidated financial statements and continued to be consolidated during the term of the joint ventures.

In addition, the Company hereby confirms to the Staff that the Company believes that the acquisition of Ready Mix USA, LLC was not material and, as a result, the Company decided not to provide additional disclosures in its 2011 financial statements.

For purposes of assessing the materiality of the acquisition of Ready Mix USA, LLC’s operating results for the nine-month period ended December 31, 2011 and the balances as of December 31, 2011, CEMEX established a materiality threshold of 5% and observed that Ready Mix USA, LLC was not material in any line item, neither at the cash-generating unit level in the United States nor at the Company’s consolidated level, as illustrated below:

(Millions of Mexican pesos)		CEMEX Consolidated	U.S. cash- generating unit	Ready Mix USA, LLC	% / CEMEX consolidated	% / U.S. cash- generating unit
Sales……………………………………………………………	Ps	189,887	32,673	1,192	0.6%	3.6%
Operating income (loss)……………………………………….		12,064	(7,907)	(264)	N/A	3.3%
Net loss………………………………………………………...	Ps	(24,767)	(4,992)	(166)	0.7%	3.3%

Net assets……………………………………………………....	Ps	171,703	225,533	4,482	2.6%	2%

14B) Analysis of Goodwill Impairment, page F-43

16.	Please expand your disclosures pursuant to paragraph 134 of IAS 36 by addressing the following:

•

Your disclosures on page F-16 indicate that you project cash flows for periods of five to ten years. Please disclose how you determine the appropriate period to use. Please also disclose how you determined it was appropriate to use periods greater than five years.

RESPONSE: The Company uses 5-year cash flow projections for all reporting units that based on reasonable and supportable assumptions that represent management’s best estimates, (i) are operating in a “normal” environment and have not experienced anti-cyclic downturns or upsides, and (ii) whose future annual average Operating EBITDA are similar to the 5-year rolling historical annual average, considering that all significant economic variables such as revenues, costs, prices, volumes, etc., are expected to remain reasonably stable.

According to internal forecasts, the Company uses a maximum of 10-year cash flow projections for those reporting units for which, according to the Company’s experience, (i) actual results do not fairly reflect historical performance, (ii) which are operating in an “abnormal” downturn cycle, and (iii) for which most economic variables provides the Company the confidence that a reasonable determinable improvement in the mid-term is expected in their operating results. The Company includes additional periods in the cash flow projections in order to decrease the high volatility inherent to a 5-year projection applied to a business under such depressed environment.

The Company notes and will comply with the Staff’s comment in future filings, by complementing the first paragraph of its accounting policy regarding the use of 5-year or 10-year cash flow projections based on IAS 36, as follows:

Goodwill and intangible assets of indefinite life

Goodwill and other intangible assets of indefinite life are tested for impairment when required due to significant adverse changes or at least once a year, during the last quarter of such year, by determining the recoverable amount of the reporting units, which consists of the higher of the reporting units’ fair value, less cost to sell such reporting units, and the reporting units’ value in use, represented by the discounted amount of estimated future cash flows to be generated by such reporting units to which those net assets relate. CEMEX determines initially its discounted cash flows generally over periods of 5 years. On specific circumstances, when according to the Company’s experience, actual results for a given reporting unit do not fairly reflect historical performance, and for which most economic external variables provides the Company the confidence that a reasonable determinable improvement in the mid-term is expected in their operating results, management uses cash flow projections over a period up to 10 years, to the extent CEMEX has detailed, explicit and reliable financial forecasts and it is confident and can demonstrate its ability, based on past experience, to forecast cash flows accurately over that longer period. The number of additional periods is determined by the extent to which future expected average performance resembles the historical average performance.

If the value in use of a reporting unit is lower than its corresponding carrying amount, CEMEX determines the fair value of its reporting units using methodologies generally accepted in the market to determine the value of entities, such as multiples of Operating EBITDA and by reference to other market transactions, among others. A reporting unit refers to a group of one or more cash generating units. An impairment loss is recognized within other expenses, net, if the recoverable amount is lower than the net book value of the reporting unit. Impairment charges recognized on goodwill are not reversed in subsequent periods.

•

Please disclose how you determine the appropriate growth rate to use in your analysis. Please also disclose your justification for using any growth rate that exceeds the long-term average growth rate for any of the particular countries.

RESPONSE: The Company notes for the Staff that for practical purposes and following a conservative approach, it has applied the U.S. long-term growth rate of 2.5% in the discounted cash flow models for all its cash generating units by country. As of December 31, 2011 and 2010 and as of January 1, 2010, the Company believes this rate was also reasonable for the Company’s countries in Europe, and a very conservative rate, for those developing countries in which the Company operates, such as Mexico, Colombia, the Philippines, Egypt and the Dominican Republic, considering historical performance, for which in many cases there are no trust worthy long-term projections.

The Company hereby confirms to the Staff that for all the reported periods, the use of country specific long-term growth rates instead of the perpetual growth rate of 2.5% would not have changed the Company’s conclusions and resulted in additional impairment losses. In addition, according to a benchmark made by the Company of the financial statements of its major competitors reporting under IFRS, it found that the Company’s growth rate of 2.5% is within the range of the long-term growth rates used by these entities in similar countries or regions, as presented below:

	CEMEX	Range of perpetual growth rates used by competitors
United States ……………………………………………………………………………....	2.5%	1.4% - 3%
Mexico……………………………………………………………………………………...	2.5%	3.2%
Western Europe…………………………………………………………………………....	2.5%	1.5% - 3.0%
Africa and Middle East…………………………………………………………………….	2.5%	3% - 5%

Nonetheless, the Company notes the Staff’s comment and will use in the future country specific long-term growth rates in the determination of its discounted cash flow models.

•	If any additional key assumptions are used in your cash flow projections aside from discount and growth rates, please provide the disclosures required by paragraph 134(d)(i) and (ii).

RESPONSE: The Company notes and will comply with the Staff’s comment in future filings, by including additional disclosures to the last paragraph if its current accounting policy, as follows:

Impairment tests are significantly sensitive to, among other factors, the estimation of future prices of CEMEX’s products, the development of operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets, as well as the discount rates and the growth rates in perpetuity applied. For purposes of estimating future prices, CEMEX uses, to the extent available, historical data plus the expected increase or decrease according to information issued by trusted external sources, such as national construction or cement producer chambers and/or in economic governmental economic expectations. Operating expenses are normally measured as a constant proportion of revenues, following past experience. However, such operating expenses are also reviewed considering external information sources in respect to inputs that behave according to international prices, such as gas and oil. CEMEX uses specific pre-tax discount rates for each reporting unit, which are applied to discount pre-tax cash flows. The amounts of estimated undiscounted cash flows are significantly sensitive to the growth rate in perpetuity applied. Likewise, the amounts of discounted estimated future cash flows are significantly sensitive to the weighted average cost of capital (discount rate) applied. The higher the growth rate in perpetuity applied, the higher the amount obtained of undiscounted future cash flows by reporting unit. Conversely, the higher the discount rate applied, the lower the amount obtained of discounted estimated future cash flows by reporting unit.

•	Please tell us how you determined what percentage change would constitute a reasonably possible change for purposes of providing disclosures pursuant to paragraph 134(f) of IAS 36.

RESPONSE: The Company notes for the Staff that the Company based its sensitive analyses on a “reasonably possible increase” in the pre-tax discount rate of 1% and on a “reasonably possible decrease” in the growth rate also of 1%, basically considering benchmarks of other entities reporting under IFRS. The Company included in its determination of value in use consideration of current economic environment, trends and expectations reported by governmental organizations and commerce chambers as well as other risks that are relevant to the determination of value in use. As a result, the Company considered that the most relevant risks were included in the value in use calculation and finds that a 100 basis point increase in the discount rate would be a reasonably possible change to evaluate sensitivity to these estimations. The Company also evaluated the discount rates and perpetual growth rates used by competitors in the same industry.

17.	Please disclose whether goodwill was allocated to multiple cash-generating units and whether the amount allocated to each unit was significant in comparison with total goodwill. Refer to paragraph 135 of IAS 36. Please also refer to illustrative example 9 of IAS 36.

RESPONSE: The Company notes for the Staff that in the Company’s current accounting policy, it discloses that goodwill was allocated to its reporting units comprised by multiple cash generating units, and that such reporting units coincided with its reportable operating segments under IFRS 8. In addition, in the second table of note 14 to the Company’s financial statements, the Company includes the detail of total goodwill by reporting unit.

Nonetheless, the Company proposes the following additional disclosure in response to the Staff’s comment:

The geographic operating segments reported by CEMEX (note 3 to the Company’s financial statements), represent the Company’s groups of cash-generating units to which goodwill has been allocated for purposes of testing goodwill for impairment. In arriving to this conclusion, CEMEX considered: a) that after the acquisition, goodwill was allocated at the level of the operating segment; b) that the operating components that comprise the reported segment have similar economic characteristics; c) that the reported segments are used by CEMEX to organize and evaluate its activities in its internal information system; d) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; e) the vertical integration in the value chain of the products comprising each component; f) the type of clients, which are substantially similar in all components; g) the operative integration among components; and h) that the compensation system of a specific country is based on the consolidated results of the geographic operating segment and not on the particular results of the components. In addition, the country level represents the lowest level within CEMEX at which goodwill is monitored for internal management purposes,

18.	You refer to reporting units as well as cash generating units in your disclosures. It is not clear if your reference to reporting units is meant to be to cash generating units as defined in paragraph 6 of IAS 36. If so, please revise your disclosures to consistently refer to cash generating units throughout your disclosures.

RESPONSE: The Company hereby confirms to the Staff that when the Company refers to a reporting unit, it is meant as a group of cash-generating units. The Company notes and will comply with the Staff’s comment in its future filings by using the most appropriate definitions under IAS 36 when referring to cash generating units that constitute a business or a lower level of cash generating units, as appropriate.

19.	Please help us better understand how you evaluate your cash generating units for impairment. On page F-43, you state that you test goodwill at the level of your geographic operating segments, which are commonly comprised of multiple cash generating units. Please tell us which particular operating segments have multiple cash generating units and how you determined it was appropriate to combine these units for purposes of goodwill impairment tests pursuant to paragraph 80 of IAS 36. We also note that you recognized goodwill impairment losses in connection with the reporting units in Latvia and Puerto Rico during 2010 and 2011. Based on your segment disclosures provided beginning on page F-26, it is not clear if these are separate operating segments pursuant to paragraph 5 of IFRS 8. If not, please help us understand why goodwill would have been tested for impairment at a level other than your operating segments based on your disclosures on page F-43.

RESPONSE: The Company notes for the Staff that each of the Company’s geographic operating segments is comprised of the Company’s operations in a country. Each country or an operating segment is, in turn, comprised by cash generating units, identified by the Company, as geographical zones within the country in which all main business activities are conducted, i.e. the production, marketing, distribution and sale of cement, ready-mix concrete, aggregates and other construction materials. For instance, in Mexico, the Company identifies several cash generating units such as: a) Northeast, b) Gulf, c) Northwest, d) Pacific, e) Mexico City Metro, and d) Southeast. In the United States the Company identifies several cash generating units such as: a) Pacific Northwest, b) North California/Reno, c) South California/Las Vegas, d) Arizona, e) Texas, f) Mid-Atlantic, and g) Florida.

For purposes of goodwill impairment tests, all cash-generating units within a country are aggregated as goodwill is allocated at that level. In order to arrive to these conclusions, the Company evaluated: a) that after the acquisition, goodwill was allocated at the level of the reportable operating segment; b) that the operating components that comprise the reported segment have similar economic characteristics; c) that the reported segments are used by CEMEX to organize and evaluate its activities in its internal information system; d) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; e) the vertical integration in the value chain of the products comprising each component; f) the type of clients, which are substantially similar in all components; g) the operative integration among components; and h) that the compensation system of a specific country is based on the consolidated results of the geographic operating segment and not on the particular results of the components. In addition, as mentioned above, the country level represents the lowest level within CEMEX at which goodwill is monitored for internal management purposes.

Considering materiality, only for disclosure purposes, certain balances of goodwill were presented as Rest of Northern Europe or Rest of South America and the Caribbean, but this did not represent that goodwill was tested at a level higher than the operations in a country, that constitute the level at which goodwill is tested for impairment. The Company hereby confirms that Puerto Rico and Latvia constituted each a group of cash-generating units and that goodwill impairment testing was performed for each of these countries. For purposes of the disclosure of financial information by operating segment under IFRS 8, considering their materiality, Puerto Rico was aggregated within Rest of South America and the Caribbean, and Latvia as part of Rest of Northern Europe.

The Company notes and will comply with the Staff’s comment in its future filings by using the most appropriate definitions under IAS 36 as stated above.

20.	Approximately 77% of your goodwill at December 31, 2011 is related to the United States. Your segment disclosures beginning on page F-27 indicate that you have recorded operating losses during the year ended December 31, 2010 and December 31, 2011. It also appears that your market capitalization is less than your total stockholders’ equity. Please tell us what consideration was given to each of these factors in your analysis of goodwill impairment pursuant to IAS 36.

RESPONSE: The Company notes for the Staff that, in respect of the Company’s impairment test of goodwill under IAS 36, the Company’s first measure to compare to the carrying amount of its cash-generating units at which goodwill was allocated is their corresponding value in use. Whenever the carrying amount would exceed the value in use, the Company would then determine the corresponding fair value of the related reporting unit. As of December 31, 2011 and 2010 and as of January 1, 2010, the value in use of the Company’s group of cash-generating units in the United States exceeded its corresponding carrying amount. Therefore, the Company did not have to determine the corresponding fair value.

Nonetheless, as part of the Company’s application of IAS 36 and its management process to apply judgment to its internal determinations of value in use, the Company performed various reasonableness tests of value in use, as follows:

•

In performing the Company’s calculations of value in use, the Company considered conservative assumptions, ensured cash flow forecasts capture industry risks, used a reasonable discount rate considering current market conditions based on different data sources such as industry trends, governmental information, among others, as well as market participants’ perspective of such risks.

•	The Company performed a reasonableness test of value in use estimations by performing a sensitivity analysis on key cash flow assumptions such as growth rates and discount rates.

•

The Company performed cross-checks of the reasonableness of significant assumptions used by comparing with other competitors in the same industry and geographic markets. Such assumptions are mainly the discount rates and growth rates used.

•

The Company estimated the value of its groups of cash-generating units to which goodwill has been allocated using the method of multiples of Operating EBITDA, and compared the overall results. In order to arrive to these multiples, which as mentioned above, represents a reasonableness check of the Company’s discounted cash flow models, the Company determined a weighted average of multiples of Operating EBITDA observed for the Company’s main competitors. Then the average multiple is applied to a stabilized amount of Operating EBITDA by group of cash-generating units to which goodwill has been allocated and the results are compared to the corresponding carrying amounts.

This management process assisted the Company in concluding upon the reasonableness of value in use calculations, which exceeded the corresponding carrying amounts.

In connection with the Company’s market capitalization, like other listed companies in the industry, during 2011 and 2010, the Company has experienced a significant decline in its market capitalization with respect to prior levels due to the following main factors: a) the United States construction industry have experienced a two and half years “slump” that has affected significantly the Company’s operations in that country and consequently its overall generation of cash flows; b) the Company’s significant amount of consolidated debt and operating under the financing agreement has also affected significantly the Company’s valuation considering the high uncertainty perceived by all stakeholders regarding the Company’s odds of successfully achieving a new refinancing of its debt with its main creditors; and c) the Company believes there is also an effect in its market capitalization originated by the transfer of capitals from variable income securities in developing countries to fixed income securities in countries like the United States and Germany.

The results of the goodwill impairment tests performed as of December 31, 2011, also found a reduction in the Company’s aggregate value in use compared with the tests performed in 2010 of approximately 12%; the decrease in the value in use was, however, smaller than the reduction in market capitalization during 2011 of approximately 48%. The Company notes for the Staff that, since the recovery in the U.S. market is apparently under consolidation after improved results posted by all industry members in the first quarter of 2012 and the expectations going forward, and the Company has communicated its plan and efforts to achieve a new financing agreement with its main creditors ahead of the maturity of the current agreement in 2014, as of June 30, 2012, the market capitalization of the Company has improved by approximately 31% as compared to the valuation as of December 31, 2011, situation that reinforces the Company’s diagnosis mentioned above.

The Company’s goodwill impairment tests take into account the long-term expectations in cement consumption that can be assumed from the structural demand curve and, for this reason, are less influenced overall by short-term changes. Short-term changes, on the other hand, correspond to the timeframe now typically adopted by many investors and, together with the volatility in risk propensity levels, have an incisive influence on share prices, which are particularly sensitive during exceptional periods of stress in the financial markets such as the closing months of 2011.

The Company notes the Staff’s comments and will, in future filings, include additional disclosure with respect to the analysis that the Company performs to assess the reasonableness of value in use estimates in goodwill impairment tests.

Note 15. Financial Instruments

15A) Short-Term and Long-Term Debt

Covenants, page F-49

21.	As of December 31, 2011 and 2010, taking into account the Financing Agreement and its amendment, the modifications to the credit contracts and the waivers obtained, you were in compliance with the restrictive covenants imposed by your debt contracts. Please address the following:

•	Please disclose the terms of the waiver, including how long the terms were waived and for which specific covenants the terms were waived.

RESPONSE: The Company notes the Staff’s comment and hereby confirms to the Staff that, as of and for the years ended December 31, 2011 and 2010, the Company did not request any waiver to comply with its financial covenants under the Company’s debt contracts.

•

Please disclose the potential impact on your liquidity and capital resources if you do not comply with any remaining covenants and/or are unable to obtain a waiver of compliance in the future. Specifically, you should state whether noncompliance with any remaining covenants could lead to the acceleration of payments due under any of your debt arrangements.

RESPONSE: The Company hereby confirms to the Staff that the last paragraph of its “covenants” disclosure on page F-50 before note 15B to the Company’s financial statements is intended precisely to describe the potential impact of an event of non-compliance with the Company’s financial covenants provided that the Company is unable to obtain a waiver of compliance on the Company’s liquidity and capital resources.

The Company notes and will comply with the Staff’s comment in its future filings by including the following additional disclosure, if appropriate:

CEMEX will classify all of its outstanding debt as current debt in its balance sheet if: 1) as of any relevant measurement date on which CEMEX fails to comply with the financial ratios agreed upon pursuant to the Financing Agreement; or 2) as of any date prior to a subsequent measurement date on which CEMEX expects not to be in compliance with its financial ratios agreed upon under the Financing Agreement, in the absence of:

a) amendments and/or waivers covering the next succeeding 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/or c) a signed refinancing agreement to refinance the relevant debt on a long-term basis. Moreover, concurrent with the aforementioned classification of debt in the short-term, the noncompliance of CEMEX with the financial ratios agreed upon pursuant to the Financing Agreement or, in such event, the absence of a waiver of compliance or a negotiation thereof, after certain procedures upon CEMEX’s lenders’ request, they would call for the acceleration of payments due under the Financing Agreement. That scenario will have a material adverse effect on CEMEX’s liquidity, capital resources and financial position.

15E) Risk Management, page F-56

22.	Since the beginning of 2009, you have been reducing the aggregate notional amount of your derivatives thereby reducing the risk of cash margin calls. Please disclose whether you have held any positions in the past which resulted in margin calls and the extent of these margin calls. Please also quantify your current exposure to margin calls.

RESPONSE: The Company hereby confirms to the Staff that, in addition to the positions of derivative instruments outstanding as of December 31, 2011 and 2010 and January 1, 2010, and the amount of margin calls associated with these outstanding positions of approximately U.S.$234 million (Ps3,266 million), U.S.$160 million (Ps1,978 million) and U.S.$195 million (Ps2,553 million), respectively, as disclosed in the second paragraph below the derivative financial instruments table on page F-54 of the 2011 20-F, the Company has had derivative positions in the past that resulted in margin calls. These margin calls were required pursuant to the relevant master agreements after CEMEX reached certain level of losses under such positions and were finally used to settle the obligations and terminate the positions under such agreements. All such positions were closed before January 1, 2010.

The Company hereby confirms to the Staff that the Company does not have any exposure of additional margin calls relative to its interest rate derivative financial instruments.

The Company hereby confirms to the Staff that its exposure to margin calls as of December 31, 2011 relative to its equity forwards on third party shares could require additional margin calls in the amount of U.S.$3 million if the value of the shares of Axtel were to decrease by 10%.

The Company hereby confirms to the Staff that its exposure to margin calls as of December 31, 2011 relative to its forward derivative financial instruments over indexes could require additional margin calls in the amount of U.S.$0.5 million if the TRI index were to decrease by 10%.

In addition, the Company hereby confirms to the Staff that its aggregate exposure to margin calls as of December 31, 2011 relative to its derivative financial instruments on the Company’s own shares could require additional margin calls in the amount of U.S.$12 million if the Company’s CPO price were to decrease by 10%.

The Company notes the Staff’s comments and, in future filings, will incorporate to the disclosure of its margin calls, the sensitivity analyses of the Company’s exposure to margin calls presented above.

Note 16. Other Current and Non-Current Liabilities, page F-59

23.	Please provide the disclosures called for by paragraph 84 of IAS 37 separately for each class of provisions. Refer to paragraph 87 of IAS 37.

RESPONSE: The Company notes and will comply with the Staff’s comment in its future filings by disclosing, in addition to the carrying amount at the beginning and end of the period, for each class of provision: a) additional provisions made in the period, including increases to existing provisions; b) amounts used during the period; c) unused amounts reversed during the period; and d) the increase in the period in the discounted amount from the passage of time and the effect of any change in the discount rate.

Note 18. Income Taxes, page F-66

18B) Deferred Income Taxes, page F-67

24.	In light of your recurring losses before income taxes, please expand your disclosures to provide additional insight on how you determined it is probable that your deferred tax assets will be realized through future taxable income. In this regard, please consider each of the following points in your disclosures:

•

You have recorded a valuation allowance of Ps52.9 billion at December 31, 2011. Please consider providing additional insight on how much of this is related to tax loss carryforwards and other tax credits;

RESPONSE: The Company hereby confirms to the Staff that, the Company’s valuation allowance on deferred tax assets relates primarily to tax loss carryforwards and other tax credits. In connection with the Staff’s comment, in the table above note 18B to the Company’s financial statements on page F-66 of the 2011 20-F, the Company discloses the consolidated amount of tax loss carryforwards and other tax credits by expiration date, and the amount out of each period which has been reserved. The valuation allowance of Ps52,952 million is substantially the tax effect of the total reserved tax loss carryforwards and other tax credits of Ps194,236 million. The Company notes and will comply with the Staff’s comment in its future filings by disclosing to which deferred tax assets refer its valuation allowance, as follows:

The main temporary differences that generated the consolidated deferred income tax assets and liabilities are presented below:

(Millions of Mexican pesos)		December 31, 2011	December 31, 2010	January 1, 2010
Deferred tax assets:
Tax loss carryforwards and other tax credits…………………………	Ps	87,778	73,399	76,765
Accounts payable and accrued expenses………………………..……		9,643	10,313	10,584
Intangible assets and deferred charges, net……………………..……		14,992	15,588	5,811
Others…………………………………………………………..…….		534	481	622
Total deferred tax assets…………………………………….……....		112,947	99,781	93,782
Less – Valuation allowance 1…………………………………..…….		(52,952)	(39,501)	(30,905)
Net deferred tax assets………………………………………..……..		59,995	60,280	62,877
Deferred tax liabilities:
Property, machinery and equipment…………………………….…....		(41,165)	(42,627)	(50,671)
Investments and other assets…………………………………….…....		(2,469)	(2,836)	(1,142)
Others…………………………………………………………………		(3,366)	(3,309)	(2,020)
Total deferred tax liabilities…………………………………………		(47,000)	(48,772)	(53,833)
Net deferred tax asset………………………………………….…....	Ps	12,995	11,508	9,044

1	CEMEX’s valuation allowance on deferred tax assets refers primarily to tax loss carryforwards and other tax credits.

•

Please discuss the nature of the evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on the remaining deferred income tax assets. You should consider discussing the significant estimates and assumptions used in your analysis. Refer to paragraph 82 of IAS 12;

RESPONSE: The Company notes and will comply with the Staff’s comment in its future filings by including the following additional disclosure below the table of changes to the consolidated valuation allowance of deferred tax assets during the period in note 18B to the Company’s financial statements):

For the recognition of deferred tax assets and their corresponding valuation allowance, CEMEX analyses the aggregate amount of self-determined tax loss carryforwards included in its income tax returns in each country where CEMEX believes, based on available evidence, that the tax authorities would not reject such tax loss carryforwards; and the likelihood of the recoverability of such tax loss carryforwards prior to their expiration through an analysis of estimated future taxable income. If CEMEX believes that it is probable that the tax authorities would reject a self-determined deferred tax asset, it would decrease such asset. Likewise, if CEMEX believes that it would not be able to use a tax loss carryforward before its expiration, CEMEX would increase its valuation reserve. Both situations would result in additional income tax expense for the period in which such determination is made. In order to determine whether it is probable that deferred tax assets will ultimately be realized, CEMEX takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences, etc. In addition, every reporting period, CEMEX analyzes its actual results versus its estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX’s estimates, the deferred tax asset and/or valuations may be affected and necessary adjustments will be made based on relevant information. Any adjustments recorded will affect CEMEX’s statements of operations in such period.

As of December 31, 2011 and 2010, based on the same forecasts of future cash flows and operating results used by the Company’s management to allocate resources and evaluate performance in the countries in which the Company operates, which include expected growth in revenues and reductions in interest expense in several countries due to a reduction in intra-group debt balances, along with the implementation of feasible tax strategies, the Company believes that it will recover the balance of its tax loss carryforwards that have not been reserved before their expiration. In addition, CEMEX concluded that, the deferred tax liabilities that were considered in the analysis of recoverability of its deferred tax assets, will reverse in the same period and tax jurisdiction of the related unreserved deferred tax assets.

•	Please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets;

RESPONSE: The Company notes and will comply with the Staff’s comment in its future filings by including an additional disclosure below the paragraph proposed in the preceding comment within note 18B to the Company’s financial statements), as follows:

As of December 31, 2011, in order to realize the benefits associated with CEMEX’s deferred tax assets that have not been reserved, before their expiration, CEMEX would need to generate approximately Ps153,724 million in consolidated pre-tax income in future periods.

•	Please include an explanation of the anticipated future trends included in your projections of future taxable income.

RESPONSE: The Company refers the Staff to the Company’s response to the second bullet of comment No.24 above as the Company believes that it has addressed this comment in such response.

•

Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction of the tax loss. Refer to paragraphs 24 and 34 of IAS 12.

RESPONSE: The Company refers the Staff to the Company’s response to the second bullet of comment No.24 above as the Company believes that it has addressed this comment in such response.

18C) Effective Tax Rate, page F-68

25.	Paragraph 84 of IAS 12 states that the disclosures required by paragraph 81(c) of IAS 12 should enable users of financial statements to understand whether the relationship between tax expense (income) and accounting profit is unusual and to understand the significant factors that could affect that relationship in the future. In this regard, given the significant increase in the effective consolidated tax rate from 2010 to 2011, please provide more detailed explanations of the significant reconciling items between your consolidated statutory tax rate and your effective consolidated tax rate, including expenses and other non-deductible items and other tax non-accounting benefits. In note 2 to the table you mention that expenses and other non-deductible items include the effects of unrecognized tax benefits in the year. Please consider separately quantifying these effects.

RESPONSE: The Company notes and will comply with the Staff’s comment in its future filings by including additional line items and/or footnotes to its reconciliation of the effective income tax rate that would help users of the Company’s financial statements to better understand the relationship between tax expense (income) and accounting profit (loss) and the factors that would affect such relationship in the future, as follows:

Differences between the financial reporting and the corresponding tax basis of assets and liabilities and the different income tax rates and laws applicable to CEMEX, among other factors, give rise to permanent differences between the statutory tax rate applicable in Mexico, and the effective tax rate presented in the consolidated statements of operations, which in 2011 and 2010 were as follows:

	2011	2010
	%	%
Consolidated statutory tax rate……………………………………………………………	(30.0)	(30.0)
Non-taxable dividend income……………………………………………………………..	(1.9)	–
Other non-taxable income 1……………………………………………………………….	(0.3)	(15.5)
Expenses and other non-deductible items………………………………………………...	53.2	10.3
Unrecognized tax benefits in the year…………………………………………………….	34.8	(33.2)
Non-taxable sale of marketable securities and fixed assets……………………………....	(14.4)	22.1
Difference between book and tax inflation……………………………………………….	9.9	12.3
Other tax non-accounting benefits 2………………………………………………………	46.2	48.8
Others……………………………………………………………………………………..	(0.5)	3.4
Effective consolidated tax rate……………………………………………………………	97.2	18.2

1	Includes the effects of the different income tax rates in the countries where CEMEX operates.

2	Includes primarily the effects of valuation allowance of tax loss carryforwards.

Note 19. Stockholders’ Equity

19D) Non-Controlling Interest and Perpetual Debentures, page F-74

26.	In May 2010 and March 2011, perpetual debentures were exchanged for new secured notes. Please confirm and clarify in your disclosures that there are no contractual obligations to exchange these perpetual debentures for financial assets or financial liabilities. Refer to paragraph 16 of IAS 32.

RESPONSE: The Company notes and will comply with the Staff’s comment in its future filings by clarifying, according to the definition of paragraph 16 of IAS 32, that the Company does not have any contractual obligations to exchange any series of its remaining perpetual debentures for financial assets or financial liabilities, as follows:

Perpetual debentures

As of December 31, 2011 and 2010 and as of January 1, 2010, the balances of the non-controlling interest included approximately U.S.$938 million (Ps13,089 million), U.S.$1,320 million (Ps16,310 million) and U.S.$3,045 million (Ps39,859 million), respectively, representing the notional amount of perpetual debentures. The balance in 2011 excludes the notional amount of perpetual debentures held by subsidiaries, acquired in December 2011 through a series of asset swaps (note 15A to the Company’s financial statements). In May 2010, following an exchange offer with the debenture holders, a Luxembourg branch of a CEMEX, S.A.B. de C.V. subsidiary exchanged amounts in excess of a majority of the then outstanding principal amount of each series of perpetual debentures for new senior secured notes. In addition, in March 2011, a Luxembourg branch of a CEMEX, S.A.B. de C.V. subsidiary concluded a private exchange for a portion of the then outstanding principal amount of Euro denominated perpetual debentures for new senior secured notes (note 15A to the Company’s financial statements). The exchange offers and the asset swap agreement mentioned above were agreed by CEMEX and its perpetual debentures’ holders.

Interest expense on the perpetual debentures, which is accrued based on the principal amount, was included within “Other equity reserves” and represented expenses of approximately Ps1,010 million in 2011 and Ps1,624 million in 2010, excluding in 2011 the amount of interest accrued by perpetual debentures held by subsidiaries.

The Company’s perpetual debentures have no fixed maturity date and there are no contractual obligations for CEMEX to exchange any series of its outstanding perpetual debentures for financial assets or financial liabilities. As a result, these perpetual debentures, issued entirely by Special Purpose Vehicles (“SPVs”), qualify as equity instruments and are classified within non-controlling interest, as they were issued by consolidated entities. In addition, subject to certain conditions, CEMEX has the unilateral right to defer indefinitely the payment of interest due on the debentures. The classification of the perpetual debentures as equity instruments was made under applicable IFRS. The different SPVs were established solely for purposes of issuing the perpetual debentures and were included in CEMEX’s consolidated financial statements.

Note 21. Earnings (Loss) Per Share, page F-78

27.	Please help us understand why dilutive instruments related to stock-based compensation would impact the weighted average number of shares outstanding for purposes of determining basic loss per share pursuant to IAS 33.

RESPONSE: The Company notes for the Staff that, after reviewing the guidance in paragraph 21(g) of IAS 33, the Company concluded as described below based on the terms of the Company’s executive long-term incentive program (“LTIP”) and other facts. The shares that the executive will receive in equal 25% tranches over a four year span (i.e., 25% each year) are delivered to the executive at the beginning of each anniversary of the executive’s employment with the Company, and the only requisite for the receipt of the remaining 75% of shares is that the relevant executive remains an employee of the Company on each anniversary which involves the rendering of services.

According to the terms of the plan, from the total number of shares to be issued at the date of the Company’s financial statements (174,934 million shares as of December 31, 2011), the Company believes that a third of such amount will certainly be issued. Moreover, upon involuntary termination of the working relationship at any time during the four year span, which at the organizational level of the executives receiving stock under the plan is the usual cause for employment termination, the executive receives 100% of the shares yet to be vested. Consequently, the Company considered that as of the date of the Company’s financial statements, there was no uncertainty regarding the number of shares that will be issued in the future under the outstanding LTIP, which in the Company’s view, assimilate the LTIP to a mandatorily convertible instrument. As a result, for purposes of the weighted average number of ordinary shares outstanding, the Company decided to include the number of shares to be issued under the LTIP. In addition, the Company hereby confirms to the Staff that the inclusion or exclusion of the full or a partial number of shares yet to be issued associated to its LTIP in the weighted average number of ordinary shares outstanding in 2011 and 2010 did not have any effect on the reported amounts of basic loss per share.

Note 25. Subsequent Events, page F-89

28.	Your disclosures indicate that you entered into settlement agreements for certain contingencies including the purported class action lawsuits alleging price-fixing in Florida and the litigation brought by the Texas General Land Office regarding royalty payments for mining activities. Please disclose what consideration was given to these subsequent events in arriving at the liability amounts to record on your financial statements as of December 31, 2011 pursuant to paragraph 8 of IAS 10.

RESPONSE: The Company notes for the Staff that, after considering the aggregate amount of such settlement agreements for approximately U.S.$2 million under paragraph 8 of IAS 10, the Company concluded that they were not significant in order to modify its liabilities reported as of December 31, 2011. Those settlement amounts were recognized in 2012.

Note 27. Migration to International Financial Reporting Standards Beginning January 1, 2012

C) Significant Reconciling Items of MFRS to IFRS, page F-94

29.	Your explanations of the adjustments from MFRS to IFRS do not appear to address the majority of the adjustment amounts for certain line items. For example, in the balance sheet reconciliation as of January 1, 2010, you have a net increase of Ps15,331 million to trade payables, other accounts payable and other non-current liabilities of which adjustment (b) only seems to address Ps102 million and adjustment (j) only seems to address Ps553 million. Also in the balance sheet reconciliation as of January 1, 2010, you have an adjustment of Ps 9,624 million to trade receivables less allowance for doubtful accounts of which adjustment (a) only seems to address approximately Ps 6,541 million. Please provide us with a more comprehensive explanation of the adjustments which addresses the majority of the adjustment amounts for these line items as well as the property, machinery and equipment, net and deferred income taxes balance sheet line items. In a similar manner, please also address the adjustment amounts to the interest expense, other financing income (expense), net and income tax statement of operations line items. Please also provide us with a breakdown of the adjustments to total stockholders’ equity by each line item within total stockholders’ equity. Refer to paragraph 25 of IFRS 1.

RESPONSE: The Company respectfully notes for the Staff that in the complementary disclosures to the condensed financial statements reconciled from Mexican Financial Reporting Standards

(“MFRS”) to IFRS in note 27C to the Company’s financial statements) “Significant reconciling items of MFRS to IFRS” on page F-94 of the Company’s 20-F, the Company included references to the notes to such reconciliation, explaining material differences between MFRS to IFRS; the Company also notes for the Staff that it did not intend to reconcile 100% of the differences in each line item as this would result in a significant volume of details that could confuse readers of the Company’s financial statements.

For example, as of January 1, 2010, the net increase in “Trade payables, other accounts payable and other non-current liabilities” resulting from the conversion from MFRS to IFRS was detailed as follows (reference to footnotes made herein are to a specific item within note 27 to the Company’s consolidated financial statements):

(Millions of Mexican pesos)		As of January 1, 2010	As explained in footnote:
Uncertain tax positions………………………………………………………...…	Ps	13,265	l)
Asset retirement obligations……………………………………………………...		553	j)
Fair value of derivative financial instruments………………………………........		(102)	b)
Other adjustments and reclassifications, net 1…………………………………….		1,615
As reported in condensed financial statements……………………………......	Ps	15,331

1	Considering materiality and volume, certain adjustments and reclassifications were presented within others, net, without additional disclosure.

In other cases, as noted by the Staff, the effect explained in a single footnote related to amounts included in more than one line item, such as the amount explained in footnote (a) to the condensed financial statements related to the derecognition of financial assets and liabilities under IFRS. As of January 1, 2010, the net increase disclosed in this footnote was Ps6,541 million. This adjustment resulted in a net increase as follows:

(Millions of Mexican pesos)		As of January 1, 2010	As explained in:
Trade receivables less allowance for doubtful accounts……………………....…	Ps	9,624	Balance sheet
Other accounts receivable and other current assets 1……………………………		(3,083)	Reconciliation
As reported in footnote (a)…………………………………………………...	Ps	6,541

1	The adjustment related to the derecognition of financial assets and liabilities was accounted as follows: 1) an increase in trade receivables for the full amount of sold accounts receivable of Ps9,624 million; and; 2) a decrease in other accounts receivable due to the derecognition of the unfunded amount of the trade receivables which under MFRS remained on the balance sheet within such line item for an amount of Ps3,083 million. The sum of both amounts results in the net amount of Ps6,541 million as explained in footnote (a) to the IFRS reconciliation in note 27 to the Company’s consolidated financial statements.

As of January 1, 2010, the net decrease in “Property, machinery and equipment” was analyzed as follows:

(Millions of Mexican pesos)		As of January 1, 2010	As explained in footnote:
Fair value as deemed cost 3…………………………………………………...	Ps	(2,918)	e) paragraph 1
Items considered as PP&E (Components)…………….………………………		675	e) paragraph 2
Inflationary accounting……………………………………………..………...		(5,081)	e) paragraph 3
Reclassification to intangible assets…………………………………………..		(4,117)	c)
Other adjustments and reclassifications, net 1……………....…………….......		(1,299)
As reported in condensed financial statements……………………….……	Ps	(12,740)

1	Considering materiality and volume, certain adjustments and reclassifications were presented within others, net, without additional disclosure.

As of January 1, 2010, the net decrease in “Goodwill, intangible assets and deferred income taxes” was analyzed as follows:

(Millions of Mexican pesos)		As of January 1, 2010	As explained in footnote:
Reclassification from property, machinery and equipment…………………………	Ps	4,117	c)
Reclassification of deferred financing costs…………………………………………		(412)	c)
Fair value as deemed cost of extraction permits, net of deferred tax recognized in goodwill…………………………………………………………………………..		(9,374)	f), k)
Cancellation of deferred financing costs…………………………………………….		(6,724)	g)
Change in deferred tax assets under IFRS 1…………………………………………		(9,974)	k)
Other adjustments and reclassifications, net 2……………………………………….		165
As reported in condensed financial statements…………………………………...	Ps	(22,202)

1	The net increase in deferred tax assets for Ps4,933 million described in note (k) to the Company’s condensed financial statements refers to the net effect in the Company’s deferred income tax position of assets and liabilities, and consists of a decrease in the line item of deferred tax assets for Ps9,974 million and a decrease in the line item of deferred tax liabilities for Ps14,907 million.

2	Considering materiality and volume, certain adjustments and reclassifications were presented within others, net, without additional disclosure.

For the years ended December 31, 2011 and 2010, the main reconciling items leading to the net decrease in interest expense from MFRS to IFRS were as follows:

(Millions of Mexican pesos)		2011	2010	As explained in footnote:
Deferred financing costs…………………………….……………	Ps	1,986	1,641	g)

Other adjustments and reclassifications, net 1……………………		(686)	(92)
As reported in condensed financial statements….……………	Ps	1,300	1,549

[1]	Considering materiality and volume, certain adjustments and reclassifications were presented within others, net, without additional disclosure.

For the years ended December 31, 2011 and 2010, the main reconciling items leading to the changes in other financing income (expense) from MFRS to IFRS were as follows:

(Millions of Mexican pesos)		2011	2010	As explained in footnote:
Fair value of derivative instruments…………………………………	Ps	404	452	b)
Fair value of financial assets and liabilities……………….…………		4,394	(529)	b)
Other adjustments and reclassifications, net 1………….....…………		(1,739)	(1,122)
As reported in condensed financial statements……..….…………	Ps	3,059	(1,199)

1	Considering materiality and volume, certain adjustments and reclassifications were presented within others, net, without additional disclosure.

For the years ended December 31, 2011 and 2010, the main reconciling items leading to the changes in income taxes from MFRS to IFRS were as follows:

(Millions of Mexican pesos)		2011	2010	As explained in footnote:
Uncertain tax positions……………………………....…………….	Ps	(2,751)	5,279	l)
Deferred income tax……………………………………………….		(2,425)	(896)	k)
Income tax recognized directly in equity 1………….……………..		(4,815)	(4,883)
Other adjustments and reclassifications, net 2……………………..		1,081	2,935
As reported in condensed financial statements…………………...	Ps	(8,910)	2,435

1	These amounts refer to current income tax effects of the foreign currency exchange results of the period that are recognized in equity under IAS 21 due to the fact that they were originated by either intercompany debt of a long-term investment nature or balances of debt associated with the acquisition of foreign subsidiaries and designated as a hedge of the net investment in such subsidiaries, which is disclosed in footnote 19B to the Company’s consolidated financial statements. Under IFRS, items accounted for in equity should be recognized net of their current and deferred income tax effects. For MFRS purposes, current income taxes are recognized in the statement of operations regardless of the fact that the item that originated them is recognized in equity.

2	Considering materiality and volume, certain adjustments and reclassifications were presented within others, net, without additional disclosure.

With respect to the disclosure of the breakdown of the adjustments to each line of total stockholders’ equity, the Company respectfully notes for the Staff that paragraph 24 of IFRS 1 requires disclosure of a reconciliation of equity reported in accordance with previous GAAP to equity in accordance with IFRS and paragraph 25 of IFRS 1 requires sufficient detail to enable users to understand the material adjustments to the statement of financial position and statement of comprehensive income. These requirements are similar to the disclosure that used to be presented in the past in the Company’s annual reports on Form 20-F where a reconciliation of total stockholders’ equity from MFRS to U.S. GAAP was presented. Nonetheless, in its IFRS 1 disclosures, the Company elected to present additional information to the readers of the consolidated financial statements by including a reconciliation of the condensed balance sheets as shown in note 27 to the Company’s consolidated financial statements.

As of January 1, 2010, the reconciliation of total stockholders’ equity in the transition from MFRS to IFRS as of January 1, 2010, according to IFRS 1, was as follows:

(Millions of Mexican pesos)		Total
As reported under MFRS………………………………………………………………….………..	Ps	257,570
Fair value of derivative instruments……………………………………………………………..		102
Adjustment for storage costs………………………………………..………………….………..		(11)
Adjustments to property, machinery and equipment……………...……………………...……..		(7,999)
Adjustments to intangible assets……………………………………………………….………..		(9,374)
Adjustments to deferred financing costs………………………………………………………....		(6,724)
Fair value of financing agreement……………………………………………………..………...		150
Adjustments to pensions and postretirement benefits…………………………………………...		(5,385)
Adjustments for asset retirement obligations……………………………………………….…...		553
Deferred income taxes……………………………………………………………………….…..		4,933
Adjustments for uncertain tax positions………………………………………………………...		(13,265)
Reclassification of cumulative foreign currency effects…………..…………………….….…...		–
Other adjustments and reclassifications, net 1……………………..………………………..…..		(1,946)
As reported in condensed financial statements……………………….………………………...…..	Ps	218,604

1	Considering materiality and volume, certain adjustments and reclassifications were presented within others, net, without additional disclosure.

30.	In your reconciliation of comprehensive loss from MFRS to IFRS, please tell us how you arrived at the adjustment amounts for currency translation of foreign subsidiaries as well as income tax recognized directly in equity.

RESPONSE: The Company notes for the Staff’s that, for the years ended December 31, 2011 and 2010, the main reconciling items leading to the changes in comprehensive loss from MFRS to IFRS were as follows:

(Millions of Mexican pesos)		2011	2010
Comprehensive loss as reported under MFRS……………………………...………...	Ps	(8,101)	(27,802)
Adjustments to consolidated net loss…………………………………...………....		(5,603)	3,053
Changes in currency translation of foreign subsidiaries 1………………...……….		(1,170)	5,021
Income tax recognized directly in equity 2…………...…………………………....		6,348	5,613
Actuarial losses and others, net 3………………...………………………………...		(1,042)	(1,192)
Total adjustments…………...……………………………………………………...		(1,467)	12,495
Comprehensive loss as reported under IFRS……………...………………………..…	Ps	(9,568)	(15,307)

1	Foreign currency translation effects are determined according to IAS 21. The changes between currency translation effects from MFRS to IFRS refer primarily to: a) the changes in assets and liabilities from MFRS to IFRS in the Company’s foreign subsidiaries; and b) the effects of currency translation of assets and liabilities associated to several foreign subsidiaries that under MFRS were treated as hyper-inflationary and that under IFRS did not reach the 100% inflation threshold,

2	These amounts refer primarily to: a) current income tax effects of the foreign currency exchange results of the period that under IAS 12 are recognized in equity due to the fact that they were originated by either intercompany debt of a long-term investment nature or balances of debt associated with the acquisition of foreign subsidiaries and designated as a hedge of the net investment in such subsidiaries, which is disclosed in footnote 19B to our consolidated financial statements for an amount of Ps4,815 million in 2011 and Ps4,883 million in 2010 (under MFRS, current income taxes are recognized in the statement of operations regardless of the fact that the item that originated them is recognized in equity); and b) changes in deferred income taxes from MFRS to IFRS of the items that were, under MFRS, recognized directly in equity and not under IFRS, such as CEMEX’s optional convertible instruments disclosed on item b) of note 27 to the Company’s consolidated financial statements.

3	Under IFRS, the Company recognizes in other comprehensive income (loss) the actuarial gains or losses associated to its pension plans in the period in which they occur. Under MFRS, the Company deferred such actuarial results under the corridor method. In addition, considering materiality and volume, certain adjustments and reclassifications were presented within others.

*            *             *            *

Acknowledgment Statement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please contact Adam G. Waitman at (212) 735-2896 of our U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

Very truly yours,

By:	/s/ Fernando A. Gonzalez
Name:	Fernando A. Gonzalez
Title:	Chief Financial Officer